Filed by Atlantic Capital Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Atlantic Capital Bancshares, Inc.
Commission File No: 001-37615
Date: July 23, 2021

Dear Atlantic Capital Teammates:

This morning we announced that Atlantic Capital Bancshares has agreed to merge with SouthState Corporation to form a $44 billion banking company with a presence in six southeastern states and a diverse national business reach. To that, we will contribute the best commercial banking team based in Atlanta and a rapidly growing and soundly constructed FinTech and payments banking business. Atlanta will be SouthState’s largest market based on deposits and will become the company’s Corporate Banking headquarters.

Atlantic Capital shareholders will receive 0.36 SouthState shares for each Atlantic Capital share. Based on yesterday’s closing prices, the implied value of the transaction is $26.43 per Atlantic Capital share or a total of approximately $542 million. After gaining approval of our shareholders, the Office of the Comptroller of the Currency, and the Federal Reserve Bank of Atlanta, we anticipate closing the transaction and joining SouthState in the first quarter of next year.

Atlantic Capital has built a record of strong, above peer average, organic growth in loans, deposits, revenue, and earnings over the last five and a half years. Opportunities to sustain and accelerate that growth are apparent in our new business pipelines and in the changing competitive landscape in our Atlanta and national commercial market niches.

In view of these opportunities, earlier this year, we began to consider the potential benefits of the larger capital base, greater investment spending capacity, broader capabilities, and new opportunities for clients and our teammates that a partnership with a larger company could provide. After carefully considering prospective partners, it became apparent that a partnership with SouthState would be consistent with and enhance our purpose to fuel prosperity for our shareholders, clients, and teammates.

Our companies are tightly aligned culturally; we operate on the same core and treasury management platforms; and our credit and risk management philosophies and processes are similar.

I will become President of SouthState’s Atlanta Banking Group and Head of Corporate Banking for the combined company. Kurt Shreiner will be President of the Corporate Services Division and Rich Oglesby will be President of the Atlanta Division. Robert Bugbee will be Chief Credit Officer for SouthState’s new Atlanta Banking Group. Ashley Carson, Bob Cancelliere, and John May will continue to lead their Atlanta banking teams. Kathy Andrews, Donyale Getz, Nathan Ottinger, and John Seeds will retain their current responsibilities in the new Corporate Financial Services Division. Two of our directors will join the SouthState board.

Leaders of our functional departments are working with their counterparts at SouthState to identify continuing positions and design a process to determine resulting opportunities and displacements. Generous severance benefits will be available for those displaced to help them transition to new career opportunities.

You have built a great company. Working with you all has been the greatest privilege and delight of my career. I believe SouthState is the next great southeastern regional banking company and I am excited about being a part of the SouthState story.

Please join me at 11:00 this morning for an All Hands call with John Corbett, CEO of SouthState. We will be discussing the merger and answering your questions. You can join us remotely via Microsoft Teams or gather in the Magnolia conference room at Resurgens Plaza.

Cautionary Statement Regarding Forward Looking Statements

Statements included in this communication, which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, but are not limited to, statements about the benefits of the proposed merger of SouthState and Atlantic Capital, including future financial and operating results (including the anticipated impact of the transaction on SouthState’s and Atlantic Capital’s respective earnings and tangible book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.  All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of SouthState or Atlantic Capital to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others: (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (5) the failure to obtain the necessary approvals by the shareholders of SouthState or Atlantic Capital; (6) the amount of the costs, fees, expenses and charges related to the merger; (7) the ability by each of SouthState and Atlantic Capital to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger; (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) the dilution caused by SouthState’s issuance of additional shares of its common stock in the merger; (12) general competitive, economic, political and market conditions, and (13) other factors that may affect future results of Atlantic Capital and SouthState including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System and Office of the Comptroller of the Currency and legislative and regulatory actions and reforms.

Additional factors which could affect future results of SouthState and Atlantic Capital can be found in SouthState’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Atlantic Capital’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. SouthState and Atlantic Capital disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Information About the Merger and Where to Find It

SouthState intends to file a registration statement on Form S-4 with the SEC to register the shares of SouthState’s common stock that will be issued to Atlantic Capital’s shareholders in connection with the transaction. The registration statement will include a proxy statement of Atlantic Capital that also constitutes a prospectus of SouthState. The definitive proxy statement/prospectus will be sent to the shareholders of Atlantic Capital in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by SouthState or Atlantic Capital through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of SouthState or Atlantic Capital at:

South State Corporation	Atlantic Capital Bancshares, Inc.
1101 First Street South	945 East Paces Ferry Road NE
Winter Haven, Florida 33800	Atlanta, Georgia 30326
Attention: Investor Relations	Attention: Investor Relations
(863) 293-4710	(404)-995-6050

Before making any voting or investment decision, investors and security holders of SouthState and Atlantic Capital are urged to read carefully the entire registration statement and proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in the Solicitation

SouthState, Atlantic Capital, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of SouthState can be found in SouthState's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on March 8, 2021, and other documents subsequently filed by SouthState with the SEC. Information about the directors and executive officers of Atlantic Capital can be found in Atlantic Capital's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 9, 2021, and other documents subsequently filed by Atlantic Capital with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.